SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	March	2006
Commission File Number	000-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report dated February 27, 2006.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (the “Company”)

18 King Street East

Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

February 20, 2006

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by CCNMatthews on February 20, 2006 in Canada.

Item 4	Summary of Material Change

On February 20, 2006, the Company announced that, subject to receipt of all necessary regulatory and stock exchange approvals, it has agreed to amend the terms of the non-transferable common share purchase warrants issued to a non-insider of the Company on February 1, 2006 (the “Warrants”) in connection with the completion of a non-brokered private placement of 10,799,000 units (the “Units”) at a purchase price of US$2.90 per Unit. Pursuant to applicable policies of the Toronto Stock Exchange the amendment to the Warrants will become effective as of March 6, 2006. The purpose of the amendment to the Warrants is to reflect the original investment intent of the purchaser of the Units.

Item 5	Full Description of Material Change

On February 20, 2006, the Company announced that, subject to receipt of all necessary regulatory and stock exchange approvals, it has agreed to amend the terms of the non-transferable common share purchase warrants issued to a non-insider of the Company on February 1, 2006 (the “Warrants”) in connection with the completion of a non-brokered private placement of 10,799,000 units (the “Units”) at a purchase price of US$2.90 per Unit. Pursuant to applicable policies of the Toronto Stock Exchange the amendment to the Warrants will become effective as of March 6, 2006. The purpose of the amendment to the Warrants is to reflect the original investment intent of the purchaser of the Units.

Pursuant to the amendment to the Warrants, the holder will be entitled on the Exercisable Date (as defined below) to purchase an aggregate of 12,250,000 common shares in the capital of the Company at a purchase price of US$4.25 per share. Prior to the amendment, the holder would have been entitled to acquire an aggregate of 16,330,000 common shares in the capital of the Company at a purchase price of US$4.50 per share on the Exercisable Date.

The Warrants are exercisable for a period of 18 months commencing on the date (the “Exercisable Date”) which is the later of: (i) April 4, 2006; and (ii) 45 days following the receipt of the Permit for the Company’s Las Cristinas Project in Venezuela. The Warrants will become immediately exercisable by the holder in certain events including the announcement of any transaction which would result in a change in control of the Company or the Company’s interest in the Las Cristinas Project.

As a result of the amendment to the terms of the Warrants, the purchaser of the Units will beneficially own or have the right to acquire on the Exercisable Date (including the 10,799,000 common shares previously acquired on the purchase of the Units) up to an aggregate of 23,049,000 common shares of the Company representing approximately 9.9% of the issued and outstanding common shares. The Company has been advised by the purchaser of the Units that it does not have any present intention of acquiring ownership or control over any additional securities of the Company.

The Company plans to use the net proceeds from the exercise of the Warrants to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Daniel E. Hamilton

Chief Financial Officer

Telephone:	416.777.7329

Item 9          Date of Report

February 27, 2006

CRYSTALLEX INTERNATIONAL CORPORATION

By:	Daniel E. Hamilton
Name: Daniel E. Hamilton Title: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	March 6, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer

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